EXHIBIT 99.1

Endeavour Silver Produces 1,262,064 oz Silver and 13,648 oz Gold (2.2 Million oz Silver Equivalents) in the Third Quarter, 2017

VANCOUVER, British Columbia, Oct. 10, 2017 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX:EDR) (NYSE:EXK) reports its production results for the Third Quarter, 2017 from the Company’s three silver-gold mines in Mexico: the Guanaceví mine in Durango State and the Bolañitos and El Cubo mines in Guanajuato State. Silver production in the Third Quarter, 2017 was 1,262,064 ounces (oz) and gold production was 13,648 oz resulting in silver equivalent production of 2.2 million oz using a 70:1 silver:gold ratio.

Production was slightly lower in Q3, 2017 compared to Q3, 2016 due to operating issues at the Guanacevi mine, now mostly resolved, and revised annual mine plans which led to lower throughput.  However, production was higher in Q3, 2017 compared to Q2, 2017 primarily due to improved performance at the Bolañitos and El Cubo mines.

Production Highlights for Third Quarter, 2017 (Compared to Third Quarter, 2016)

  Silver production decreased 2% to 1,262,064 oz
  Gold production decreased 5% to 13,648 oz
  Silver equivalent production was 2.2 million oz (at a 70:1 silver: gold ratio)
  Silver oz sold increased 6% to 1,275,922 oz
  Gold oz sold down 3% to 13,759 oz
  Bullion inventory at quarter-end included 196,092 oz silver and 466 oz gold
  Concentrate inventory at quarter-end included 37,043 oz silver and 633 oz gold

Endeavour CEO Bradford Cooke commented, “Third quarter production showed continued improvement over the second quarter production on a consolidated basis. Both Bolanitos and El Cubo are on track to meet or beat their operating plans for the year. Guanaceví’s performance is now rebounding with grades up in Q3 and our forecasted throughput up for Q4, targeting 1000 tpd by year-end.

“In July, we made a production decision to develop the small but high grade El Compas project in Zacatecas, Mexico as our fourth mine.  Work is now well underway on developing the mine access ramp and refurbishing the leased process plant. Production is scheduled to commence by the end of Q1, 2018.

“In August, we received SEMARNAT approval of our mine and plant permits to build the large, high grade Terronera project as our fifth mine. However, we are still waiting on SEMARNAT and CONAGUA approvals of our Terronera waste dumps and tailings area permits.  In the meantime, we continue to conduct engineering trade-off studies to optimize the anticipated capital and operating costs and exploration drilling to expand the resources.”

At Guanaceví, management implemented operational changes and made capital investments over the past year to improve the pumping, ventilation and electrical systems needed to remediate the operational challenges. Ore grades improved in Q3, 2017 but throughput continued below plan due to a lightning strike which disabled the electrical substation, repaired in late July.  Guanacevi production and throughput should rise in Q4, 2017.

At Bolañitos, silver grades improved but remained below plan due to grade variations in the LL-Asunción vein.  However, the lower silver grades were offset by higher throughput than planned. Gold production exceeded plan due to higher throughput and gold grades. The outlook in Q4 is for steady production.

At El Cubo, production was slightly below plan due to lower throughput, higher dilution and lower silver and gold grades than expected. The outlook in Q4 is for slightly higher production driven by higher throughput, higher grades and lower dilution.

Production Tables for Third Quarter, 2017

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Produced	per day	Ag gpt(1)	Au gpt(1)	Ag %	Au %	Oz	Oz
Guanaceví	74,649	811	250	0.57	87.2%	89.5%	522,907	1,224
Bolañitos	114,526	1,245	85	2.15	81.1%	82.4%	253,787	6,523
El Cubo	133,609	1,452	135	1.65	83.7%	83.3%	485,370	5,901
Consolidated	322,784	3,509	144	1.58	84.5%	83.4%	1,262,064	13,648
(1) gpt = grams per tonne

 Production Tables for Nine Months Ended September 30, 2017

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Produced	per day	Ag gpt(1)	Au gpt(1)	Ag %	Au %	Oz	Oz
Guanaceví	237,232	869	226	0.52	88.3%	88.1%	1,522,331	3,495
Bolañitos	322,752	1,182	77	2.26	81.8%	84.0%	653,526	19,706
El Cubo	369,965	1,355	128	1.52	85.8%	84.2%	1,306,969	15,229
Consolidated	929,949	3,406	135	1.52	86.1%	84.5%	3,482,826	38,430
(1) gpt = grams per tonne

Three Months Ended September 30			Q3 2017 Highlights	Nine Months Ended September 30
2017	2016	% Change		2017	2016	% Change
314,616	355,611	(12%)	Throughput (tonnes)	929,949	1,141,362	(19%)
1,262,064	1,284,646	(2%)	Silver ounces produced	3,482,826	4,346,562	(20%)
13,648	14,364	(5%)	Gold ounces produced	38,430	45,973	(16%)
1,231,975	1,258,408	(2%)	Payable silver ounces produced	3,402,884	4,243,199	(20%)
13,337	13,939	(4%)	Payable gold ounces produced	37,552	44,657	(16%)
2,217,424	2,290,126	(3%)	Silver equivalent ounces produced(1)	6,172,926	7,564,672	(18%)
1,275,922	1,200,466	6%	Silver ounces sold	3,500,337	4,205,575	(17%)
13,759	14,228	(3%)	Gold ounces sold	37,343	44,847	(17%)
(1) Silver equivalent ounces calculated using 70:1 ratio. The prior year’s silver equivalents have been re-stated using the 70:1 ratio for comparison purposes.

Release of Third Quarter, 2017 Financial Results and Conference Call

The Third Quarter, 2017 financial results will be released before market on Thursday, November 2, 2017 and a telephone conference call will be held the same day at 10:00am PDT (1:00pm EDT). To participate in the conference call, please dial the numbers below. No pass-code is necessary.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: +604-638-5340

About Endeavour Silver – Endeavour Silver is a mid-tier precious metals mining company that owns three high grade, underground, silver-gold mines in Mexico. Since start‑up in 2004, Endeavour has grown its mining operations organically to produce 9.7 million ounces of silver and equivalents in 2016. We find, build and operate quality silver mines in a sustainable way to create real value for all stakeholders. Endeavour Silver’s shares trade on the TSX (EDR) and the NYSE (EXK).

Contact Information - For more information, please contact:
Bradford Cooke
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2017 including changes in mining and operations and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.